

Mail Stop 7010

October 25, 2007

Via U.S. mail and facsimile

Mr. Dennis W. Blazer
V.P. - Finance and Administration and Chief Financial Officer
CECO Environmental Corp.
3120 Forrer Street
Cincinnati, OH 45209

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the quarter ended June 30, 2007**
> **File No. 0-07099**

Dear Mr. Blazer:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

2. Please quantify the impact of each factor when multiple factors contribute to
    material fluctuations. For example, in your discussion of $54 million and $4.5
    million increases to consolidated sales and selling and administrative expenses,
    respectively, you appear to only quantify the portion of the increase (20-25%)
    attributable to the additional of H.M. White, Inc. Furthermore, you state that the
    decrease in the gross profit percentage from 2005 to 2006 was due to changes in
    product mix and an underperforming large product but do not quantify the impact of
    either so that a reader is able to the determine the extent to which each factor
    impacted your results. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and
    Financial Reporting Codification 501.04.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

3. We note your disclosure on page 35 that other income (expense) for the year ended
    December 31, 2005 included a non-cash charge of $173,000 related to the
    impairment of fixed assets which had been retained from the discontinued operation
    of U.S. Facilities Management. Please revise your filing to present the loss within
    operating expenses or explain why your current treatment is appropriate. Refer to
    paragraph 45 of SFAS 144.

Consolidated Statements of Shareholders' Equity, page F-6

4. Please revise to disclose the accumulated balances for each classification within
    accumulated other comprehensive income. You may disclose this information on
    the face of the balance sheet, in the statement of shareholders' equity or in the notes
    the financial statements. Refer to paragraph 26 of SFAS 130.

Note 9 – Debt, page F-17

5. It appears from your disclosures on page F-18 that you modified your Credit Facility
    with Fifth Third Bank in June 2006 and again in February 2007. We also notice
    your disclosures on page F-19 indicating that your subordinated debt agreement with
    Green Diamond has been modified multiple times, most recently in December 2006
    and March 2007. Please tell us in detail how you considered the provisions of EITF
    96-19 (including paragraph 1f) in determining the accounting treatment for each
    separate modification. Please revise your filing to describe how you accounted for
    any fees paid or received in connection with modifications, if applicable.

Note 11 – Shareholders' Equity, page F-19

6. So that we may better understand your accounting treatment, please tell us how you
    accounted for the issuance of the detachable stock warrants issued in December
    2001, including the financial statement line items to which you recorded amounts
    related to the warrants, methods used for calculating fair value of the warrants upon
    issuance, how you determined the market value adjustments associated with your
    warrants, and the circumstances under which you recorded such adjustments. Please
    also describe the authoritative literature you relied upon to support your accounting
    treatment.

Note 12 – Pension and Employee Benefit Plans, page F-24

7. Please revise future filings to clarify, if true, that the funded status for your post-
    retirement health care plan is calculated based on the <u>accumulated</u> post-retirement
    benefit obligation instead of the <u>projected</u> benefit obligation as could be inferred
    from your current disclosure. If your funded status is calculated based upon the
    projected benefit obligation, please tell us how you determined that your accounting
    is consistent with paragraph 4a of SFAS 158.

8. Please revise to provide the disclosures required by paragraphs 7(a)-(c) of SFAS
    158.

9. It appears from your disclosures on page F-24 that you determined the required
    adjustments to the ending balance of accumulated other comprehensive income due
    to the adoption of SFAS 158 was $208,000 for your defined benefit plan and
    $18,000 for your post-retirement health plan. However, it is appears that this
    adjustment may not be properly classified in your statement of shareholders' equity.
    The amount of the adjustment should be reflected within accumulated other
    comprehensive income as of December 31, 2006 but should not appear in the
    amount of total comprehensive income for the year ended December 31, 2006.
    Please see paragraph A6 and A7 of SFAS 158 and revise your filing accordingly.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Condensed Consolidated Statements of Operations, page 3

10. Please revise future filings beginning with your next Form 10-Q to report a total for
    comprehensive income in your condensed financial statements of interim periods.
    See paragraph 27 of SFAS 130.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief